Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following are excerpts of the T-Mobile US, Inc. Q3 2019 Earnings Call:

PRESENTATION

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John Legere—CEO

Let me give you a quick update on our merger with Sprint. We are very pleased that after an exhaustive review of the facts, the Federal Communications Commission voted to approve the merger on October 16. Now both expert agencies, the FCC and the DOJ, have validated the merits of a T-Mobile and Sprint combination. As we work through the final steps of closing our merger, we remain convinced that the merits of the deal are even more true today.

It’s important to point out that the target synergies, profitability and long-term cash generation have not changed for New T-Mobile. We continue to expect that the merger will deliver more than $43 billion in synergies, while almost tripling our total spectrum holdings in low and mid-band. This positions New T-Mobile to become the nationwide leader in 5G, leapfrogging the competition in network capability and customer experience.

This network capability will enable us to supercharge the Un-carrier strategy and aggressively take share from the predatory incumbents. New T-Mobile will support the creation of thousands of new jobs across America, net positive from Day 1, and deliver lower prices and unrivaled value on the nation’s best network, transforming our customers’ lives in ways we can’t even imagine.

Now while the deal closing has taken longer than planned, the silver lining is that we have had more time to prepare for the coming integration. We have detailed integration plans, and we are preparing to start deploying Sprint’s 2.5 gigahertz spectrum soon after closing. We’re working hard to complete the final steps for the merger and we remain confident and optimistic.

In addition to the majority vote from the FCC, we received clearance for the merger from the DOJ in late July upon entering into a Consent Decree that included the divestiture of all of Sprint’s prepaid businesses and Sprint’s 800 megahertz spectrum assets to DISH as well as supporting DISH’s rapid entry into the wireless market. The DOJ Consent Decree is still subject to the final Tunney Act review, as most of you know.

Earlier this month, the state of Florida joined the DOJ settlement and Mississippi and Colorado came off the state AG complaint. In total, 19 state governments – State AGs, Governors and/or PUCs – have now expressed their support for the merger, highlighting benefits such as increased competition, rural coverage, jobs, affordability and new wireless competition for fixed broadband access. On that note, 18 of 19 PUCs have given this deal the green light. We have a lot of leaders that recognize the benefits that this transaction will deliver for consumers in their state and beyond.

Now as you know, the state AG trial is set to begin on December 9. In the meantime, we continued to be open to and are having many discussions with the state AGs. We now expect the merger will be permitted to close in early 2020.

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Let’s talk network for a moment. You may have heard the news that Neville announced last week, that he and his engineering team have been running at an incredible pace, building out our initial layer for 5G. In fact, we announced that we are accelerating the build out and plan to launch our foundational layer of 5G nationwide this year. Our 600 megahertz spectrum will be the foundation for our 5G network and it’s live in nearly 8,300 cities and towns in 48 states and Puerto Rico. This deployment covers 1.4 million square miles and 200 million POPs today. We now have thousands of 5G-ready towers and cell sites capable of lighting up 5G on our 600 megahertz spectrum, and no other 5G signal will be as strong or as reliable.

More than 26 million devices that are 600 megahertz compatible are already on our network today. We plan to launch 5G on 600 megahertz on a nationwide footprint of more than 200 million POPs with compatible smartphones, including the recently announced exclusive OnePlus 7T Pro 5G McLaren later this year. This network will be the foundational 5G coverage layer for New T-Mobile, part of the overall layer cake of available low, mid and high band spectrum for 5G that will be a game changer for consumers.

New T-Mobile’s nationwide 5G will be able to cover more people in more places and work indoors and out. Unlike Verizon and AT&T’s current 5G networks, which can be blocked by things like walls, glass and leaves. And this is all while we continue to expand our 4G LTE network coverage and deliver industry-leading performance. We’ve caught up to AT&T and Verizon and now have 326 million Americans covered with 4G LTE, nearly 99% of the U.S. population. And we now have 311 million Americans covered by low band spectrum, both 600 megahertz and 700 megahertz combined. So needless to say, we continue to make great progress on our network and can’t wait to get 5G into the hands of consumers.

We’ve spent the better part of the last 7 years changing wireless for good. And with the network capabilities of New T-Mobile, we’re going to take Un-carrier to an entirely new level. So I think it’s time we start sharing some of what we mean by next level. I won’t say anymore today, but please, mark November 7 on your calendars, because we are going to announce our first Un-carrier move for the New T-Mobile, sharing some of our plans and commitments for the future. That’s right. New T-Mobile, Un-carrier 1.0, November 7. Stay tuned.

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QUESTIONS AND ANSWERS

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Michael Rollins - Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

With regards to the process with the State AGs, are there a couple of common pushbacks or concerns that you’re learning about across the states that are involved with the litigation? And is there an opportunity for the Un-carrier 1.0 for the New T-Mobile to potentially address some of those questions or concerns?

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John Legere—CEO

I could tell you it’s been a fascinating 1.5 years, whether it’s been in Congress or the Senate or FCC and the DOJ, and now the State Attorney General’s. We violently agree on all the things that are important, all the things that are important for the states and violently agree on what the New T-Mobile can do.

So if you think about the federal agencies that have now approved – the expert agencies that have approved this deal, it’s been about ensuring 5G investment and 5G build and rural coverage and broadband competition, concerns about pricing, concerns about the low end of the market. And what we’ve been able to do, as you’ve seen recently with both Colorado and Mississippi, is once you speak to these individual Attorneys General about their state and the things that are important to them, they see that what they are concerned about is committed to nationally and can be tailored for them. So we have been having very good discussions, and we continue to have those. They continue to center around 5G and the build and pricing and around DISH as a competitive player, which certainly we have been very aggressive with the Consent Decree on positioning for that. So we feel very good about the conversations and where they’re headed, and we feel very good and confident either in the process of a settlement or in going to trial and having the case seen well.

And to your point, certainly, the kinds of things that the New T-Mobile will signal that we will do, whether it be an Un-carrier move or the plans that we’ll start to unveil, they are very powerful items of discussion with the states as well because they answer the main questions. So it’s all coming together in that fashion. Stay tuned. Good discussions continue. And as I said, we may – we remain very optimistic and confident about the creation of the New T-Mobile. And yes, I think November 7, Mike, might add a little bit to the conversation.

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Simon William Flannery—Morgan Stanley, Research Division—MD

A question on the 600 build out, I’m not sure if Neville was on. But just you’ve done 200 million POPs, I think Braxton had referred to a CapEx being front end loaded. So what’s the pacing from here to get to 250 million POPs and more over the next few quarters? Is this something where it’s going to be slower to go? And how should we think about the expectation there? And then, Mike, coming back to your comments on the first responder, could you just size that opportunity for us, what you have today and what you think the opportunity there is?

Michael Sievert—President & COO

Doesn’t Neville at least get an attaboy for the 200 million POPs way ahead of schedule? And already at 250 million, I believe. There’s no rush.

Neville Ray—EVP, CTO

Next goes in my eyes. Yes.

Simon William Flannery—Morgan Stanley, Research Division—MD

Congratulations, Neville.

Neville Ray—EVP, CTO

Thanks, Simon. Obviously, we’re very pleased with the progress we’ve made on 600 megahertz and it’s really adding to this phenomenal low band footprint that we’ve assembled over the last 3 to 4 years. I mean, John referenced it, 311 million people now covered with low band and we continue to grow that number as we light up more and more of the 600 megahertz. And 26 million customers now with a 600 megahertz phone in their hands, starting to really reap the benefits of a lot of new spectrum that we can bring to the U.S. consumer, both in LTE and 5G.

As we said many times, this is the foundational layer of the layer cake with the new T-Mobile as we combined with Sprint. It’s critical to what we planned to do. With that fabulous combination, we are super excited about what we can bring. And so to your question, yes, no slowdown on 600 megahertz. As we move into 2020, we obviously look to continue to build out that footprint across the nation. And remember, we have nationwide, I mean, fully coast-to-coast spectrum here that we can leverage. And it’s a key part of the commitments that we’ve made to the FCC and many others in terms of our buildout of 5G services and LTE.

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Neville Ray—EVP, CTO

Brett Joseph Feldman—Goldman Sachs Group Inc., Research Division—Equity Analyst

I mean, you’re obviously racing ahead of your competitors in terms of deploying 5G coverage. I’m curious, how do you plan to message the benefits of 5G to consumers? How is that going to change as you start to incorporate Sprint’s deep spectrum portfolio? And then, ultimately, are you willing to offer consumers incentives to try 5G on T-Mobile?

John Legere—CEO

I just wanted to clarify. You said we’re racing ahead of our competitors in deploying 5G coverage. Was that – can we just – did I hear that right?

Brett Joseph Feldman—Goldman Sachs Group Inc., Research Division—Equity Analyst

Yes.

John Legere—CEO

Actually, we’ve come up with a few ideas. First of all, we’ve decided to label it 5GE, and we’ve decided that no matter where we deploy our 5G, we’re refusing to show it in maps. So outside of those 2 innovative ways – but yes, Mike or Neville, do you want to...

Michael Sievert—President & COO

Well, I’d say a couple of things. One is, I think you saw the power of – when you can get your partners with the mainstream devices to adopt your technology, as we were just talking about responsibly to the last question, how quickly that can benefit consumers. And you’re seeing that right now with the 600 megahertz. We’re delighted that our major partners with the big flagship devices were able to get our 600 megahertz LTE technology on the devices last year. And as a result, we now have 26 million people with that technology in their hands. And I think that bodes very well for us as we think about a future in 5G, which again, we have a big opportunity to get the ecosystem aligned. And I don’t think it’s going to take incentives to get people to try T-Mobile 5G. They’re going to move to it very enthusiastically.

Our strategy is going to look – so as John was just saying, our strategy is going to look so different from our competitors. They’re doing – in particular, Verizon is making a bet that people will want versions of 5G that work in some places, very limited places, and don’t work in most places, versus a 5G that works nationwide and that we’re willing to back with maps. And that’s the beginning of a journey, to the premise of your question, when you combine it with where we’re going in the New T-Mobile, the journey towards the only 5G network that is both broad, as we’re talking about, that’s nationwide and everywhere, and deep, with transformational capacity and speeds that really can change the use cases for our consumers in very profound ways.

That’s a little early to predict all the applications and innovations. But I can tell you one thing, as somebody that’s been close to software, innovators are going to choose the network that’s both broad and deep, that relies on having 5G everywhere. You’re going to see use cases that are designed more to our way of thinking than to Verizon’s way of thinking which is that some people want 5G in a few places to be very high capacity and everywhere else you’ll be relegated to LTE. I don’t think that will inspire the same kind of mobile innovation that we’re going to see the New T-Mobile network inspire.

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John Legere—CEO

There’s a question that came in, no comment about extension of Sprint merger agreement in TMUS press release. It expires on Friday. And I would give you this feedback, Walt, that Sprint and we are currently focused on working very diligently to complete the last remaining steps to be able to close the merger in early 2020. And I think that says everything that we need to say about that date.

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Walter Piecyk

John, can I get one on the line, John, because I wanted to speak one last one on CPUC. If let’s say you get New York and California on board, are you going to wait for the CPUC? Or just close before waiting for them?

John Legere—CEO

Go ahead, Dave Miller.

David A. Miller—Executive VP, General Counsel & Secretary

Is my mic on yet? Thanks for the question. No, we’re confident that the CPUC approvals will be obtained in a timely fashion.

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Craig Eder Moffett—MoffettNathanson LLC—Founding Partner

I wanted to ask about Sprint. Sprint was found by the FCC to have a large number of fraudulent Lifeline accounts. And that could be as much as a $5,000 per account or per line penalty if it’s found to be fraudulent, which I think could be up to about $4.5 billion.

Have you learned anything new about the disposition of that inquiry at the FCC? And how might that, in any way, affect the merger? If there is in fact a significant liability?

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John Legere—CEO

Yes. I think, Craig, what I’m going to have to say is that I’m not going to comment on another company’s ongoing investigation that’s not closed yet.

Craig Eder Moffett—MoffettNathanson LLC—Founding Partner

Can you just say any – as a hypothetical in the event that there is a liability, would it affect the merger in any way?

John Legere—CEO

Yes – I think I’m not going to comment on this topic. I apologize for that.

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Kannan Venkateshwar—Barclays Bank PLC, Research Division—Director & Senior Research Analyst

From a deal perspective, is there something that would cause you to renegotiate the price outside of the question that Craig just asked? I mean are there other variables we’re thinking about from a price perspective when it comes to the Sprint deal?

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John Legere—CEO

A couple of things are important with Sprint. We’ve been partners in this transaction for a long time, working side-by-side in a very cooperative way, and we really are working diligently to close these final issues and get across the finish line and create the New T-Mobile.

I would say that at any of these items that pop up, any of these deadlines, any of these issues that come up, as a partner, we have and will have discussions on the fairness associated with handling those. That’s certainly not anything that we’ll kind of report on publicly. But they’ve been a great partner, and if there are issues that we need to work together, we’ll work together with them to solve those. And if we do have any items to announce, you’ll be the first to hear.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435),which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.